SIGNATURES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.
(Registrant)

By:	/s/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

Dated: January 23, 2003.

www.grupoelektra.com.mx

Grupo Elektra Initiates Anticipated Redemption
of its Securitized Portfolio.

• Banco Azteca initiated offering consumer credit.

     Mexico City, January 23, 2003 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer and consumer finance company, announced today that, given that since December 2002 Banco Azteca started offering consumer credit in all its Elektra, Salinas & Rocha and Bodega de Remates stores, it will anticipatedly redempt its currently outstanding issues EKTFIN 011, EKTFIN 012, EKTFIN 021 y EKTFIN 022 of its securitization program of accounts receivable, representing an amount of Ps $2,450 million.

     Rodrigo Pliego, CFO of Grupo Elektra, said: “The launch of Banco Azteca’s operations represents a new stage for Grupo Elektra. On one hand, it should increase the sources of funding while at the same time reducing its cost, benefiting all its stakeholders. On the other hand, it should translate in new and more investment opportunities for people and companies that have showed their trust and recognition to Grupo Elektra’s high credit quality and status of its accounts receivable.”

     The securitization program constituted a reliable source of funds for the last five years. Since 1997, Elektrafín made a total of ten issues used to finance an amount of approximately Ps $4,860 million. The last eight issues were done under a revolving scheme.

     Since the start-up of the credit operations of Banco Azteca, Elektrafin (subsidiary of Grupo Elektra and trustee of the trust from which the securitization program is done), ceased to generate new accounts receivable in Mexico qualified to enter into the securitization issues and their respective revolving schemes. This implies that the issues will get into the anticipated redemption phase as stated in the trust contract. As a result, Elektrafín will focus its activity in Mexico in the collection of its current portfolio, owned and securitized. With regards to the credit operations in Peru, Honduras and Guatemala, Elektrafin will continue to generate new accounts receivable and to collect them along with its current portfolio.

     Monex, the trust’s common agent, will conduct all the required publications and reports, guaranteeing and certificating all holders’ interests, according to the correspondent terms of the trust contract.

     Mr. Pliego added: “We are thankful to Nacional Financiera, S.N.C. for its acting as fiduciary and appraiser of credit rights, and to Monex, Casa de Bolsa, as the holder’s common representative, for their support during the years in which we successfully operated our securitization of accounts receivable program.”

     We invite you to visit our corporate website at www.grupoelektra.com.mx

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

     Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Investor Relations Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Bernardo Bouffier Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 bbouffier@elektra.com.mx